Filed Pursuant to Rule 424(b)(3)

Registration Number 333-110834

PROSPECTUS

NAVIGANT INTERNATIONAL, INC.

132,845 SHARES OF COMMON STOCK

The shares of common stock which are offered by this prospectus are shares issued in connection with the Stock Purchase Agreement, dated September 30, 2003, by and among Navigant International, Inc., Navigant International/Rocky Mountain, Inc., World Wide Travel Service, Inc. and the shareholders of World Wide Travel Service, Inc. named in this Agreement. The shares are being offered for sale from time to time pursuant to this prospectus for the account of the entities or persons to whom the shares were issued, or the selling stockholders.

The selling stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however, be paying for substantially all of the other expenses incurred in the offering of the shares. The selling stockholders will receive the purchase price of the shares sold less any agents’ commissions and underwriters’ discounts and other related expenses. We are not selling any shares of our common stock under this prospectus for our account. The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section titled “Plan of Distribution.”

Our common stock is traded on the Nasdaq National Market under the trading symbol “FLYR.” On November 25, 2003, the closing sale price of the common stock on the Nasdaq National Market was $13.71.

Our principal executive offices are located at 84 Inverness Circle East, Englewood, Colorado 80112, and our telephone number is (303) 706-0800.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is truthful or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 5, 2003.

ABOUT THIS PROSPECTUS

This prospectus constitutes part of a registration statement on Form S-3 that has been filed with the Securities and Exchange Commission, or SEC. SEC rules permit us to omit certain of the information contained in the registration statement. For such information, please refer to the registration statement on file with the SEC, including the exhibits to the registration statement.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “seek,” “could,” “predict,” “continue,” “future,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including:

•	our ability to manage our business and implement growth strategies;

•	our adoption of new technology;

•	the continued use of travel management companies by corporate clients;

•	a recession or slower economic growth;

•	a decline in travel demand caused by terrorism, war, weather conditions or health and safety concerns;

•	reductions in revenue as a consequence of, or related to, the failure, liquidation, bankruptcy or other reorganization of major travel suppliers, including airlines, rental car companies or hotel companies;

•	fluctuations in our quarterly results of operations;

•	further changes or reductions in the commission structure in the travel service industry;

•	changes in laws or regulations concerning the travel service industry;

•	trends in the travel service industry including competition, consolidation and increased use of the Internet and computer online services;

•	our ability to successfully integrate the operations of existing or acquired travel management companies;

•	limitations on the availability of funds or other capital resources to finance future acquisitions;

•	our ability to negotiate favorable travel management contracts with our current and future clients;

•	any loss or modification of material contracts we have with travel suppliers or current clients;

•	liabilities arising under indemnification and contribution agreements entered into in connection with our spin-off from U.S. Office Products Company, or U.S. Office Products, in June 1998; and

•	an impairment of goodwill relating to past acquisitions.

All of our forward-looking statements are expressly qualified by these cautionary statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW AND RECENT DEVELOPMENTS

The Company

We are the second largest provider of corporate travel management services in the United States in 2002 based on number of airline tickets sold. With locations throughout the United States, various U.S. territories and 19 foreign countries, we manage all aspects of our clients’ travel processes, focusing on reducing their travel expenses, typically one of the largest controllable expenses in a corporate budget. We believe that by providing high quality service and by entering into management contracts, which may have terms of up to five years, we are able to retain a significant portion of our clients from year to year. Through Scheduled Airlines Traffic Offices, Inc., which we acquired in June 2001, we provide airline travel reservation services to the U.S. government and its employees and other private sector organizations. We also provide specific group, leisure and special event management travel services, largely to our corporate clients. On September 28, 2003, we had 89 regional and branch offices and approximately 550 on-site locations.

With our technology and experienced personnel, we create, implement and manage corporate travel policies, helping our clients reduce travel costs. We provide our clients with extensive data about individual, departmental and company travel activity and patterns to help identify potential cost savings. We also provide comprehensive accounting systems that track and reconcile travel expenses, process and classify billing information and provide management reports, all of which can be tailored to meet a client’s particular needs.

Navigant is a Delaware corporation. Our principal executive offices are located at 84 Inverness Circle East, Englewood, Colorado 80112 and our telephone number is (303) 706-0800. We maintain a website at www.navigant.com. Information on our website does not constitute a part of this prospectus.

Recent Developments

On October 31, 2003, we executed a credit agreement for a new $170.0 million senior secured credit facility provided by a syndicate of lenders led by Bank of America, N.A., as administrative agent, for the purpose of replacing our previous credit facility. The new senior secured credit facility consists of a revolving credit line for up to $120.0 million and a $50.0 million term loan. The credit facility is guaranteed by all our existing and future direct and indirect domestic subsidiaries. We closed this new senior secured credit facility on November 7, 2003.

On November 7, 2003 we concluded an offering of $72.0 million in aggregate principal amount of our 4.875% convertible subordinated debentures due 2023. The debentures are convertible into shares of Navigant’s common stock at an initial conversion rate of 60.4084 shares per $1,000 principal amount of debentures, subject to adjustment. We used the net proceeds from this offering, together with borrowings under our new senior secured credit facility, to repay our then existing $80.0 million aggregate principal amount of senior secured notes, which were accruing interest at 9.84% per annum, and to pay associated make-whole payment premiums, and to repay the entire balance outstanding under our existing credit facility. The debentures were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating us, our business and an investment in the securities. Any of the following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Relating to Our Business

Our significant indebtedness and interest payment obligations may adversely affect our ability to obtain additional financing, use our operating cash flow in other areas of our business or otherwise adversely affect our operations.

We continue to be significantly leveraged. As of November 7, 2003, we had $191.3 million of consolidated debt outstanding. We may also need to incur additional debt in the future to complete acquisitions or capital projects or for working capital, even though our credit facility and other indebtedness may impose some limits on our ability to do so. Our high level of indebtedness could have important consequences to you, which include the following:

•	Our ability to obtain additional financing to fund our business strategy, debt service requirements, capital expenditures, working capital or other purposes may be impaired;

•	Our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to pay interest and principal on our debt;

•	Our new credit facility bears interest at variable rates, which could result in higher interest expense in the event of increases in interest rates;

•	We may not be able to compete with others who are not as highly leveraged; and

•	Our significant leverage may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

Our ability to pay interest on our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash flow from operations to meet our obligations, we will need to refinance, obtain additional financing or sell assets. Our business may not generate cash flow, or we may not obtain funding sufficient to satisfy our debt service requirements.

Our new credit facility imposes restrictions which may adversely affect our ability to finance future operations or capital needs or engage in other business activities.

The restrictions in our existing debt agreements, including the credit facility, and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These restrictions limit our ability to:

•	Incur additional debt or prepay or modify any additional debt that may be incurred;

•	Make investments;

•	Pay dividends and make distributions;

•	Repurchase our securities;

•	Create liens;

•	Transfer or sell assets;

•	Enter into transactions with affiliates;

•	Issue or sell stock of subsidiaries;

•	Merge or consolidate; or

•	Materially change the nature of our business.

In addition, our new credit facility will limit our ability to consummate acquisitions in excess of $10 million without the consent of the participating banks and institutional note holders. These limitations may reduce our ability to continue our acquisition program.

Our new credit facility requires us to among other things: (1) comply with financial ratios including consolidated senior leverage ratio, consolidated total leverage ratio and consolidated fixed charge coverage ratio; (2) maintain a minimum consolidated net worth; and (3) limit capital expenditures in any fiscal year to less than 20% of consolidated EBITDA, as defined by the new credit facility agreement, for the prior fiscal year. Our ability to comply with these requirements may be affected by events beyond our control. If we breach any of these covenants in our credit facility, or if we are unable to comply with the required financial ratios, we may be in default under our new credit facility or other indebtedness. A significant portion of our indebtedness then may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to continued borrowings under our revolving line of credit under our new credit facility on which we will rely to fund our liquidity.

We compete in a volatile industry and declines or disruptions in the travel industry, such as those caused by terrorism, war or general economic downturns, could reduce our revenues and seriously harm our business.

Our operating results generally depend upon factors affecting the corporate travel management industry. Our revenues and earnings are especially sensitive to events that affect business air travel, and the level of car rentals and hotel reservations such as economic conditions and issues that impact travel safety. We could experience a protracted decrease in demand for our travel services due to fears regarding acts of terrorism, breakouts of war, military responses to acts of terrorism, health and safety concerns and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Transportation Security Administration. In addition, travel-related accidents, bad weather and increased fuel prices which make travel more expensive may reduce demand for our travel services. This decrease in demand, depending on its scope and duration—which we cannot predict at this time—together with any future issues impacting travel safety, could significantly impact our long-term results of operations or financial condition.

If commissions, overrides or incentives for reservations or other revenues from vendors or suppliers are decreased or eliminated altogether, our revenue may be reduced.

Historically, corporate travel management companies were largely dependent for their air travel ticketing revenues on the point of sale percentage commissions paid by airlines for each ticket issued. Many airlines have capped the total commissions paid per ticket, reduced the commission rates per ticket payable to travel agents and most U.S. airlines have eliminated point of sale percentage commissions altogether. Other airlines may further reduce or eliminate point of sale percentage commissions. Further reductions in or eliminations of point of sale percentage commissions may reduce our revenue, which would seriously harm our business.

We also derive part of our revenues from incentive override commissions paid by the major airlines, incentive payments and other revenues from distribution system vendors and commissions from hotel and car vendors. If, during any period, we fail to meet incentive levels, revenues could decrease. In addition, the airlines may reduce or terminate incentive override commissions, the distribution system vendors may reduce or terminate incentive payments or other revenues, hotel and car vendors may reduce or terminate commissions and we may not be able to extend our current arrangements or enter into new arrangements that are as favorable as our current arrangements.

Our industry is extremely competitive, becoming increasingly consolidated and subject to new methods of distribution, all of which may result in our losing clients or declining revenues or margins.

The corporate travel management industry is extremely competitive. We compete primarily with other corporate travel management companies. Some of our competitors have greater brand-name recognition and financial resources than we do. Competition within the corporate travel management industry is increasing as the industry undergoes a period of consolidation. Many of our competitors are expanding their size and financial resources through consolidation. Some travel management companies may have relationships with travel suppliers which give them access to favorable availability of products, including airplane seats and hotel rooms, or more competitive pricing than that offered by us. Furthermore, some corporate travel management companies have a strong presence in particular geographic areas which may make it difficult for us to attract customers in those areas. As a result of competitive pressures, we may suffer a loss of clients, and our revenues or margins may decline.

We also compete with travel suppliers, including airlines, hotels and rental car companies. Innovations in technology, such as the Internet and computer online services, have increased the ability of travel suppliers to distribute their travel products and services directly to consumers. Although corporate travel management companies and travel agencies remain the primary channel for travel distribution, businesses and consumers can now use the Internet to access information about travel products and services and to purchase such products and services directly from the suppliers, thereby bypassing corporate travel management companies and travel agents. We believe that no single Internet-based service presently provides access to the full range of information available to us and our agents. An Internet-based travel service may, however, provide such access in the future. In addition, although we believe the service, knowledge and skills of our employees and our incorporation of new, alternative distribution channels position us to compete effectively in the changing industry, there can be no assurance that we will compete successfully or that the failure to compete successfully will not have a material adverse effect on our financial condition and results of operations.

If our travel suppliers cancel or modify their agreements with us, we may be subject to changes in our pricing agreements, commission schedules and incentive override commission arrangements and more restricted access to travel suppliers’ products and services, which could seriously harm our results of operations.

We are dependent upon travel suppliers for access to their products and services, including airplane seats and hotel rooms. Travel suppliers offer us pricing that is preferential to published fares, enabling us to offer prices lower than would be generally available to travelers and other corporate travel management companies or travel agents. Travel suppliers can generally cancel or modify their agreements with us upon relatively short notice. If a travel supplier cancels or modifies their agreement with us, we may be subject to changes in our pricing agreements, commission schedules and incentive override commission arrangements, and more restricted access to travel suppliers’ products and services, which could seriously harm our results of operations.

If technologies we depend on fail or our right to use computer reservation systems is restricted, our business, financial condition and results of operations may be materially adversely affected.

Our business is dependent upon a number of different information and telecommunications technologies. In addition, our ability to quote air travel ticket prices, make reservations and sell tickets is dependent upon our contractual right to use, and the performance of, computer reservation systems operated by Sabre, Galileo/Apollo and Worldspan. Our business, financial condition and results of operations may be materially adversely affected if these technologies or systems fail, or if our access to these systems is restricted.

We intend to integrate operations of our subsidiaries which may cause a disruption to our business, may lead to technological, practical or personnel issues, and may not result in the intended cost efficiencies.

Currently, we and our subsidiaries, SatoTravel, Navigant UK, Navigant France, Navigant Deutschland, Navigant Belgium and Navigant Brazil, operate on separate computer systems and we and most of our subsidiaries operate on separate telephone systems, several of which use different technologies. We expect that we will integrate these systems, but we have not yet established a definitive timetable for integration of all of such systems or our definitive capital needs for the integration. This integration will require substantial attention from senior management and may require future substantial capital expenditures. The contemplated integration of these systems may cause disruption to our business and may not result in the intended cost efficiencies. In addition, rapid changes in technologies may require capital expenditures to improve or upgrade client service.

Future acquisitions are a key component of our strategy and our anticipated growth. We face risks in continuing to acquire corporate travel management companies.

A substantial amount of the growth of our revenues has come from acquisitions. One of our strategies is to increase our revenues and the markets we serve through the acquisition of additional corporate travel companies. In the future, we may not make acquisitions at the pace we desire or on favorable terms, if at all. In addition, the consolidation of the travel management industry has reduced the number of companies available for sale, which could lead to higher prices being paid for the acquisition of the remaining travel management companies. If we are unable to identify and successfully negotiate suitable acquisitions at the pace we desire or at all, we may not be able to generate sufficient internal growth to sustain our historical growth rate.

The companies we have acquired, or which we may acquire in the future, may not achieve sales and profitability that would justify our investment in them. Our acquisitions of companies outside the United States may subject us to risks inherent in conducting business internationally. These risks include fluctuations in currency exchange rates, new and different legal and regulatory requirements and difficulties in staffing and managing foreign operations.

We face risks in the integration of acquired companies which may impact our financial condition and results of operations.

Integration of operations of the companies we acquired or may acquire in the future may also involve a number of special risks, which may have adverse short-term effects on our operating results. These may be caused by:

•	Severance payments to employees of acquired companies;

•	Restructuring charges associated with the acquisitions; and

•	Other expenses associated with a change in control.

Integration of acquired companies may also result in:

•	Diversion of management’s attention;

•	Difficulties with retention;

•	Difficulties related to integrating operations;

•	The need to hire and train key employees;

•	Risks associated with unanticipated problems or legal liabilities; and

•	Impairment of goodwill under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or FAS 142.

We conduct due diligence and generally require representations, warranties and indemnifications from the former owners of acquired companies. We cannot be certain, however, that such owners will have accurately represented the financial and operating conditions of their companies. If an acquired company’s financial or operating results were misrepresented, the acquisition could have a material adverse effect on our results of operations and financial condition.

Our ability to finance our future acquisitions by using cash, borrowed funds, shares of our common stock or a combination thereof is limited, and may adversely affect our future growth.

We currently intend to finance our future acquisitions by using cash, borrowed funds, shares of our common stock or a combination thereof. If our common stock does not maintain a sufficient market value, if our price is highly volatile, or if, for other reasons, potential acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may then be required to use more of our cash resources or more borrowed funds in order to maintain our acquisition program. Our new credit facility limits our ability to consummate acquisitions in excess of $10 million without the consent of participating banks. If we are unable to use common stock for acquisitions and we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional capital through debt or other financing. We may not be able to obtain additional capital, if and when needed, on terms we deem acceptable.

We rely on key employees and if such employees become unavailable, our business could be adversely affected.

Our operations depend on the continued efforts of Edward S. Adams, our Chief Executive Officer and President, Robert C. Griffith, our Chief Operating Officer, Chief Financial Officer and Treasurer, and John S. Coffman, our Chief Accounting Officer and Senior Vice President/Finance, as well as our other executive officers and the senior management of our subsidiaries. Furthermore, our operations will likely depend on the senior management of the companies that may be acquired in the future. If any of these people become unable to continue in his or her present role, or if we are unable to attract and retain other skilled employees, our business could be adversely affected. Edward S. Adams, Robert C. Griffith and John S. Coffman are subject to employment agreements with us.

Goodwill comprises much of our total assets and if we determine that goodwill has become impaired in the future, net income in such years may be materially adversely affected.

As of September 28, 2003, approximately $325.6 million, or 73.4% of our total assets and 159.7% of our stockholders’ equity represent goodwill. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations accounted for under the purchase method. Through December 30, 2001, we amortized goodwill on a straight-line method over a period of 35 years with the amount amortized in a particular period constituting a non-cash expense that reduced our net income. On December 31, 2001, we adopted the provisions of FAS 142, and discontinued the amortization of goodwill. We now test for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have a material adverse impact upon the market price of our common stock. Based on our annual review performed in accordance with FAS 142, we believe that anticipated cash flows and fair value associated with goodwill recognized in connection with our acquisitions is fully realizable and there presently is no persuasive evidence that any material portion should be impaired.

Our customers are not committed to provide us with a specific volume of business and may terminate their contracts with us or choose not to renew contracts which could seriously harm our revenues.

Our contracts with customers do not commit our customers to provide us with a specific volume of business and many can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty. Customers may terminate their agreements with us for a variety of reasons, including acquisition or consolidation, a change in outsourcing strategy, or reactions to pressures, changes, or perceived advantages in the travel industry generally. If a significant number of customers elected to terminate their agreements with us, or decided to reduce their travel expenditures, it could reduce our revenues and harm our business.

Governmental agencies, which in the aggregate are a material part of our customer base, are subject to budget processes, which could limit the demand for our travel services.

Governmental agencies are subject to budgetary processes and expenditure constraints. The funding of government programs is subject to legislative appropriation. Budgetary allocations are dependent, in part, upon governmental policies which fluctuate from time to time in response to political and other factors. Although we have multi-year contracts with our governmental agency customers, governments generally appropriate funds on a fiscal year basis even though a contract may continue for several years. Consequently, programs are often only partially funded and additional funds are committed only upon further appropriations. If our government agency customers do not receive legislative appropriation, such agencies may reduce their travel, which could reduce our revenue.

Governmental agencies have special contracting requirements, which create additional risks.

In contracting with governmental agencies, we are subject to governmental agency contract requirements that vary from agency to agency. Future sales to governmental agencies will depend, in part, on our ability to meet governmental agency contract requirements, which may be onerous or even impossible for us to satisfy.

Government contracts typically contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion, which subject us to additional risks. These risks include the ability of the U.S. government to unilaterally:

•	suspend or prevent us for a set period of time from receiving new contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate our existing contracts;

•	reduce the scope and value of our existing contracts;

•	audit and object to our contract-related costs and fees, including allocated indirect costs; and

•	change terms and conditions in our contracts.

The U.S. government can terminate any of its contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source.

As a government contractor, we are subject to periodic audits and reviews. Based on the results of its audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. government purchasing regulations, some of our costs may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not.

Our industry is extremely seasonal causing fluctuating results of operations.

The domestic and international travel service industry is extremely seasonal. Our past results have fluctuated because of seasonal variations in the travel services industry. Our net revenues and net income are generally higher in the second and third calendar quarters and lowest in the fourth calendar quarter. We expect this seasonality to continue in the future. Our quarterly results of operations may also be subject to fluctuations as a result of the timing and cost of acquisitions, changes in relationships with travel suppliers, changes in the mix of services offered by us, the timing of the payment of incentive override commissions by travel suppliers, extreme weather conditions or other factors affecting travel.

We are growing rapidly, which has put pressure on our executive management, personnel and corporate support systems and could adversely affect our operations, business and financial results and condition.

We were formed through the acquisition of twelve corporate travel management companies from January 1997 through May 1998, and we have made more than 35 acquisitions since that time. We expect to continue to grow in part through acquisitions. The rapid pace of acquisitions has, and will continue to, put pressure on our executive management, personnel and corporate support systems. Any inadequacy of our systems to manage the increased size and scope of operations resulting from growth could adversely affect our operations, business and financial results and condition.

We have potential liabilities related to the distributions by U.S. Office Products and any type of payment in connection with such distributions may adversely impact our results of operations.

In connection with the spin-off of four U.S. Office Products’ businesses, including Navigant, in June 1998, we and three other companies whose shares were distributed by U.S. Office Products to its shareholders entered into a series of agreements providing the allocation of the liabilities described below. We and such other companies agreed in a tax allocation agreement to jointly and severally indemnify U.S. Office Products for tax liabilities relating to the spin-off that are attributable to an act or omission to act or an inaccuracy of representation by us or such other companies. If such tax liabilities are not attributable to such act or omission to act or inaccuracy, we and each such company agreed to indemnify U.S. Office Products for a pro rata portion of these tax liabilities based on our and each such company’s respective market capitalization after the spin-off. A tax indemnification agreement among us and the other spun-off companies requires each company responsible for such tax liabilities to indemnify the other companies for their respective liability therefor to U.S. Office Products under the tax allocation agreement.

Pursuant to the Agreement and Plan of Agreement and Plan of Distribution with U.S. Office Products we are responsible for:

•	liabilities related to our business;

•	employee benefits liabilities;

•	securities laws liabilities arising from the distribution of our shares, our initial public offering and information related to our business supplied to U.S. Office Products; and

•	U.S. Office Products’ liabilities for earn-outs from acquisitions of its subsidiaries made prior to the distribution.

We and the other companies that were spun off also agreed to bear a pro rata portion of United States securities law and general corporate liabilities of U.S. Office Products incurred prior to the distribution, including a pro rata portion of any liability of any other spun off company to U.S. Office Products that is not paid, up to a maximum of $1.75 million for each company.

If our agent reporting agreements are cancelled, we would be unable to sell airline tickets and our results of operations would be materially adversely affected.

We depend on the ability to sell airline tickets for a substantial portion of our revenue. To sell airline tickets, we must enter into, and maintain, an agent reporting agreement for each operating subsidiary with the Airlines Reporting Company, or ARC, for domestic agencies or with the Bank Settlement Plan, or BSP, for international agencies. Agent reporting agreements impose numerous financial, operational and administrative obligations on us. These agreements allow ARC or BSP to cancel an agent reporting agreement for failure to meet any of these obligations. If our agent reporting agreements are cancelled by ARC or BSP, we would be unable to sell airline tickets and our results of operations would be materially adversely affected.

The market price of our stock could be volatile.

The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock and debentures may fluctuate substantially due to a variety of factors, including the risk factors in this prospectus and the following:

•	quarterly fluctuations in our operating income and earnings per share results;

•	decline in demand for travel;

•	new product introductions by us or our competitors;

•	economic conditions;

•	bankruptcies of airlines or other providers of travel services;

•	disputes concerning proprietary rights;

•	changes in earnings estimates and market growth rate projections by market research analysts;

•	sales of common stock by us or by existing holders, or the perception that such sales may occur; and

•	loss of key personnel.

The market price for our common stock may also be affected by our ability to meet analysts’ expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management’s attention and resources, which could have an adverse effect on our business, results of operations and financial condition.

Our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries which are not obligated to make funds available to us.

We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment on debt or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. If our subsidiaries do not make payments to us, we may not be able to service our obligations, which would seriously harm our business.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.

SELLING STOCKHOLDERS AND OFFERING

The common stock offered by this prospectus represents 132,845 shares.

All of the shares were acquired by the selling stockholders in connection with the Stock Purchase Agreement (“Agreement”), dated September 30, 2003, by and among Navigant International, Inc., Navigant International/Rocky Mountains, Inc., World Wide Travel Service, Inc. and the shareholders of World Wide Travel Service, Inc. named in this Agreement. The number of shares that may actually be sold by the selling stockholders will be determined by each selling stockholder. The selling stockholders may sell all, some, or none of the shares of common stock that are subject to sale pursuant to this prospectus.

The offering contemplated by this prospectus is not currently being underwritten, therefore, we cannot provide you with an estimate of the number of shares of common stock that the selling stockholders will hold in the future or upon the termination of the offering. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. There can be no assurance that any shares of common stock will be sold pursuant to this prospectus.

Each of the selling stockholders will continue to be employed by our wholly owned subsidiary, World Wide Travel Service, Inc., in the following capacities: Gus B. Walton, Jr. as Senior Vice President; Kelly L. Carney as President, Quality Agent; and Betta M. Carney as Executive Vice President.

The following table reflects ownership of shares after consummation of the Agreement and sets forth the number of shares of common stock held by the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days after November 1, 2003 are considered to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of a person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Selling Stockholders	Shares Beneficially Owned Before Offering	% of Outstanding Common Stock	Shares Offered	Shares Beneficially Owned After Offering	% of Outstanding Common Stock
Gus B. Walton, Jr.	24,078	*	24,078	0	*
Kelly L. Carney	53,968	*	53,968	0	*
Betta M. Carney	54,799	*	54,799	0	*

	132,845		132,845

*	Represents beneficial ownership of less than 1% of the outstanding common stock.

PLAN OF DISTRIBUTION

The selling stockholders and their successors, including their transferees, pledges or donees or their successors, may sell the common stock offered under this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Neither we nor the selling stockholders can presently estimate the amount of this compensation.

The common stock offered under this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

In connection with the sale of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Should any of the selling stockholders be an “underwriter” within the meaning of Section 2(11) of the Securities Act, each will be subject to the prospectus delivery requirements of the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. This prospectus also may be used, without our consent, by donees or pledgees of selling stockholders or by other persons acquiring shares and who wish to offer and sell pursuant to this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The common stock offered under this prospectus was issued pursuant to the Agreement pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D promulgated thereunder. In connection with such Agreement, we entered into a registration rights agreement with the selling stockholders whereby we agreed to register the shares of common stock offered under this prospectus under the Securities Act. We and the selling stockholders have agreed to indemnify each other, and their respective controlling persons, against specific liabilities, including liabilities arising under the Securities Act and the Exchange Act of 1934, or Exchange Act, in connection with the offer and sale of the shares. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act. We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon for us by Holland and Hart LLP.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Navigant International, Inc. for the year ended December 29, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies can be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov.

In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. We maintain a website at www.navigant.com and we make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Other than our SEC filings specifically incorporated by reference, we have not incorporated by reference into this registration statement the information on our website, and you should not consider it to be part of this document.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

We “incorporate by reference” into this registration statement certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this registration statement. Any statement made in a document incorporated by reference in this registration statement is deemed to be modified or superseded for purposes of this registration statement to the extent that a statement in this registration statement or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this registration statement is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this registration statement, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We incorporate by reference the filings listed below, which have previously been filed with the SEC, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until all the common stock offered by this registration statement has been sold and all conditions to the consummation of such sales have been satisfied (other than current reports furnished under Item 9 or Item 12 of Form 8-K unless specifically incorporated by reference by us). All of these filings, which contain important information about us, are considered a part of this registration statement.

•	Our annual report on Form 10-K for the year ended December 29, 2002.

•	Our quarterly reports on Form 10-Q for the quarters ended March 30, 2003, June 29, 2003 and September 28, 2003.

•	Our current reports on Form 8-K filed on March 24, 2003, July 28, 2003, October 27, 2003, November 3, 2003, November 4, 2003 and November 12, 2003.

•	Our proxy statement for our stockholders’ meeting on May 14, 2003.

•	The description of our common stock, included under the heading “Description of Navigant Capital Stock” in the Information Statement/Prospectus forming a part of our Registration Statement on Form S-1 filed with the SEC on February 19, 1998, as amended by Amendment No. 1 to such Registration Statement filed on May 5, 1998, Amendment No. 2 to such Registration Statement filed on May 18, 1998, Amendment No. 3 to such Registration Statement filed on June 4, 1998 and Amendment No. 4 to such Registration Statement filed on June 9, 1998 (File No. 333-46539) and the Prospectus forming a part of our Registration Statement on Form S-1 filed with the SEC on March 6, 1998, as amended by Amendment No. 1 to such Registration Statement filed on May 7, 1998, Amendment No. 2 to such Registration Statement filed on May 18, 1998, Amendment No. 3 to such Registration Statement filed on June 4, 1998 and Amendment No. 4 to such Registration Statement filed on June 9, 1998 (File No. 333-47503).

You may obtain copies of documents incorporated by reference in this document, without charge, by writing us at the following address or calling us at the telephone number listed below:

Navigant International, Inc.

84 Inverness Circle East

Englewood, Colorado 80112

(303) 706-0800

Attention: Corporate Secretary